

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 12, 2010

Via U.S. mail

Jianzhong Zuo
Chairman, Chief Executive Officer, President
LianDi Clean Technology Inc. c/o Mitchell S. Nussbaum, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

Re: **LianDi Clean Technology Inc.**
        Amendment No.2 to Registration Statement on Form S-1
        Filed: June 28, 2010
        File No.: 333-165755
        Form 10-K for the Fiscal Year Ended March 31, 2010
        Filed: June 25, 2010
        File No.: 000-52235

Dear Mr. Zuo:

        We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No.2 to Form S-1

General

1. We note your response to comment one in our letter dated June 9, 2010, and we are continuing to evaluate it. Please note that we may have additional comments based on the outcome of that evaluation.

2. To the extent that you have financial information available for the recently completed quarter ended June 30, 2010, please provide a Recent Developments section to disclose and discuss that information on a comparative basis.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 18

B. Liquidity and Capital Resources, page 39

3. We note your response to comment six in our letter dated June 9, 2010. Although you are not in a position to provide a detailed breakdown of the costs to build and design a new manufacturing facility, we assume you can provide a range for the total estimated costs. Please advise or revise.

D. Tabular Disclosure of Contractual Obligations, page 42

4. We note your disclosure on page 51 indicating that you entered into a two-year agreement with Curtiss-Wright Flow Control Corporation to purchase at least $10,000,000 of Delta Valve Coker Unheading Systems, Isolation Valves and related spare parts per year. We also note your disclosure on page 43 indicating your intent to purchase a land parcel. Please consider the requirement to include these commitments in the table of contractual obligations or include them in a note to the table. Also, please explain to us what consideration you gave to disclosing these commitments in the notes to your financial statements.

Description of the Business, page 43

5. We note your disclosure related to the construction of a new manufacturing facility. With a view toward disclosure, please explain to us whether this undertaking would represent a vertical integration of your operations given that your current business is focused solely on the distribution of petroleum and petrochemical valves and equipment. In addition, please expand your disclosure to discuss how you intend to operate this facility (i.e., in collaboration with or for the benefit of one of your significant customers).

Experts, page 95

6. Please clarify the relationship between AGCA CPA Limited and AGCA, Inc. and explain to us your consideration of the need to provide disclosures under Item 304 of Regulation S-K in light of the separate auditor reports and consents.

Consolidated Financial Statements

Note 1. Description of Business and Organization, Corporate Organization, page F-8

7. We note that as of March 6, 2008 China LianDi was owned 51% by SJ Asia Pacific Limited and 49% by Mr. Zuo. We also note that through a series of transfers, immediately before the share exchange, China LianDi was owned 23% by SJ Asia Pacific Limited and 64% by Mr. Zuo. Please clarify the reasons for and nature of these transfers, including your consideration of any potential accounting impact. Also, please clarify who owned the remaining 13% interest.

Note 13. Shareholders' Equity, page F-24

8. Please clarify how you intend to account for the amount you allocated to the share transfer arrangement and escrowed share arrangement, including the when and how such amount will be recorded in your financial statements.

9. Please clarify how you determined that the preferred stock is not currently redeemable and why it is not probable that it will become redeemable. Please clarify how you will account for the preferred stock if it is currently redeemable or if redemption becomes probable. Also, please clarify the disclosure regarding your potential inability to issue shares of common stock with the disclosure that you will have the sole option to pay the mandatory redemption price in cash or shares of common stock.

10. Please clarify how you intend to account for the potential payment of dividends through the issuance of additional preferred stock and the potential anti-dilution adjustment related to the preferred stock, including if and how you will evaluate a potential beneficial conversion feature.

11. It appears to us that the conversion price of the preferred stock and the strike price of the warrants are expressed in U.S. dollars but that the U.S. dollar is not your functional currency. Please explain to us your consideration of the provisions of ASC 815-40-15-7I.

Note 14. Statutory Reserves, page F-30

12. Please disclose why there was no transfer to the statutory reserve during the year ended March 31, 2010.

Exhibits, page II-3

13. We note that you have re-filed the Rotork Authorization letter as Exhibit 10.7. Please note that in accordance with Rule 306 of Regulation S-T, you are required

to file a fair and accurate English translation of a foreign document. Please file a fully translated version of this exhibit with your next amendment.

Exhibit 5.1 Opinion of Lionel Sawyer & Collins

14. The assumptions set forth on page 2 of the legal opinion appear to be inappropriate, with the exception of:

- o   the assumptions set forth in clause (i) in the first paragraph;
- o   the assumptions related to the Series A certificate of designation in the second paragraph; and
- o   the assumptions set forth in clauses (iii), (v) and (vi) in the third paragraph.

In this regard, we note that the registration statement covers the sale by the selling stockholders of (a) 993,742 shares of common stock that are currently issued and outstanding, (b) 7,086,078 shares of common stock issuable upon conversion of shares of preferred stock that are currently issued and outstanding; and (c) 5,117,740 shares of common stock issuable upon exercise of warrants that are currently issued and outstanding. As a result, it would appear that all of the actions addressed by the problematic assumptions should have taken place at the time of the original issuance and sale of, respectively, the 993,742 currently outstanding shares of common stock, the preferred stock overlying the Conversion Shares and the warrants overlying the Warrant Shares. Please have counsel revise the opinion accordingly.

15. Please have counsel revise paragraph 2 on page 3 of its opinion to remove the assumption related to the consideration received with respect to the Conversion Shares since it appears that the payment of additional consideration would not be required in order to convert the Series A Preferred Stock that is currently issued and outstanding.

Form 10-K for the Fiscal Year Ended March 31, 2010 Filed June 25, 2010

Exhibit 31.1 – Certification of Chief Executive Officer
Exhibit 31.2 – Certification of Chief Financial Officer

16. In future filings, including your quarterly reports, please remove the chief executive officer's and the chief financial officer's title in the introductory line to each 302 certification.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or Dieter King, Senior Staff Attorney, at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: David J. Levine, Esq. (Via Facsimile @ (212) 898-1184)
        Loeb & Loeb LLP
        345 Park Avenue
        New York, NY 10154